

06004636

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RFS Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Montgomery Street, Suite 2100
                                        (No. and Street)

San Francisco   California   94104
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Rogers   (415) 398-2727
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
                                    (Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400   Philadelphia   PA   19103
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 2 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2006
WASH. D.C.
203 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Stephen Rogers_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___RFS Partners_____, as

of ___December 31,_____, 20__05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MICHAEL THOMAS BRANCH
COMM. # 1554595
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP: FEB. 22, 2009

_____
Signature

_PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
RFS Partners
San Francisco, California

We have audited the accompanying statement of financial condition of RFS Partners as of December 31, 2005, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RFS Partners as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 24, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners		**N 3**			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/05	99
SEC FILE NO.	8-36128	98
Consolidated		198
Unconsolidated	X	199

	Allowable		Non-Allowable		Total	
1. Cash	$ 2,191	200			$ 2,191	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities	52,400	418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			52,400	850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440	10,554	610	10,554	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $		150				
B. Other securities $		160				
		460		630		880
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	758,159	670	758,159	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 54,591	540	$ 768,713	740	$ 823,304	940

OMIT PENNIES

BROKER OR DEALER	RFS Partners	as of	12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ˅13 $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	˅10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ˅12	[1390] ˅14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:			
1. from outsiders ˅9 $ [970]		[1400]	[1710]
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ NONE [1230]	$ NONE [1450]	$ NONE [1760]

Ownership Equity

21. Sole Proprietorship		˅15 $	[1770]
22. Partnership (limited partners)	˅11 ($ [1020])	823,304	[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock			[1792]
C. Additional paid-in capital			[1793]
D. Retained earnings			[1794]
E. Total			[1795]
F. Less capital stock in treasury		˅16 ( )	[1796]
24. TOTAL OWNERSHIP EQUITY		$ 823,304	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 823,304	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners	as of	12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ **823,304** [3480]
2. Deduct ownership equity not allowable for Net Capital .... [19] ( ) [3490]
3. Total ownership equity qualified for Net Capital .... **823,304** [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
   B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... [17] $ 768,713 [3540]
   B. Secured demand note delinquency .... [3590]
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... [3600]
   D. Other deductions and/or charges .... [3610] (768,713) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... [20] $ **54,591** [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ [3660]
   B. Subordinated securities borrowings .... [3670]
   C. Trading and investment securities:
      1. Exempted securities .... [18] [3735]
      2. Debt securities .... [3733]
      3. Options .... [3730]
      4. Other securities .... 1,092 [3734]
   D. Undue Concentration .... [3650]
   E. Other (List) .... [3736] (1,092) [3740]

10. Net Capital .... $ **53,499** [3750]

OMIT PENNIES

Net capital reported on unaudited FOCUS Report $53,499

Net capital as reported above $53,499

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners	as of	12/31/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	48,499	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ₂₂	$	53,499	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	0	3790
17. Add:				
A. Drafts for immediate credit ₂₁ $ [3800]				
B. Market value of securities borrowed for which no equivalent value is paid or credited $ [3810]				
C. Other unrecorded amounts (List) $ [3820]		$		3830
18. Total aggregate indebtedness		$	0	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ₂₃	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners

For the period (MMDDYY) from₂₄ 1/01/05 |3932| to 12/31/05 |3933|
Number of months included in this statement 12 |3931|

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ |3935|
   b. Commissions on listed option transactions .... ▾₂₅ _____ |3938|
   c. All other securities commissions .... _____ |3939|
   d. Total securities commissions .... _____ |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ |3945|
   b. From all other trading .... _____ |3949|
   c. Total gain (loss) .... _____ |3950|
3. Gains or losses on firm securities investment accounts .... _____ |3952|
4. Profit (loss) from underwriting and selling groups .... ▾₂₆ _____ |3955|
5. Revenue from sale of investment company shares .... _____ |3970|
6. Commodities revenue .... _____ |3990|
7. Fees for account supervision, investment advisory and administrative services .... _____ |3975|
8. Other revenue .... 269,039 |3995|
9. Total revenue .... $ 269,039 |4030|

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ |4120|
11. Other employee compensation and benefits .... _____ |4115|
12. Commissions paid to other broker-dealers .... _____ |4140|
13. Interest expense .... _____ |4075|
    a. Includes interest on accounts subject to subordination agreements .... _____ |4070|
14. Regulatory fees and expenses .... 12,195 |4195|
15. Other expenses .... 80,276 |4100|
16. Total expenses .... $ 92,471 |4200|

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 176,568 |4210|
18. Provision for Federal income taxes (for parent only) .... ▾₂₈ _____ |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ |4222|
    a. After Federal income taxes of .... _____ |4338|
20. Extraordinary gains (losses) .... _____ |4224|
    a. After Federal income taxes of .... _____ |4239|
21. Cumulative effect of changes in accounting principles .... _____ |4225|
22. Net income (loss) after Federal income taxes and extraordinary items .... $ _____ |4230|

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ N/A |4211|

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners

For the period (MMDDYY) from __01/01/05__ to __12/31/05__

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 878,697	4240
A. Net income (loss)			176,568	4250
B. Additions (Includes non-conforming capital of	$	4262)	0	4260
C. Deductions (Includes non-conforming capital of	$	4272)	231,961	4270
2. Balance, end of period (From item 1800)			$ 823,304	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ N/A	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners	as of 12/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ......($5,000)..   X | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firm$_{30}$ _____ | 4335 | | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$	4600	4601	4602	4603	4604	4605
$_{32}$	4610	4611	4612	4613	4614	4615
$_{33}$	4620	4621	4622	4623	4624	4625
$_{34}$	4630	4631	4632	4633	4634	4635
$_{35}$	4640	4641	4642	4643	4644	4645

Total $$_{36}$ N/A | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

See Notes to Financial Statements   Page 7   02/03

RFS PARTNERS

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

INCREASE (DECREASE) IN CASH

Cash flows from operating activities	
Dividends and fees received	$ 92,246
Filing fees and operating expenses paid	(92,471)
Net cash used for operating activities	(225)
Cash flows from investing activities	
Save of investment securities	1,300
Net cash provided by investing activities	1,300
Cash flows from financing activities	
Income from CCM Partners	86,004
Distribution to partners	(86,004)
Net cash provided by financing activities	-
Net increase in cash	1,075
Cash	
Beginning of year	1,116
End of year	$ 2,191

RECONCILIATION OF NET INCOME TO NET CASH USED FOR OPERATING ACTIVITIES

Net income	$ 176,568
Appreciation of investments	(6,654)
Non cash income from CCM Partners	(170,139)
Net cash used for operating activities	$ (225)

RFS PARTNERS

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) RFS Partners (the *"Company"*) is a California limited partnership and the general partner of CCM Partners which is the investment manager of the California Investment Trust Fund Group.

    (B) To date, the Company has not engaged in any activities relating to broker-dealer transactions.

(2) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions would be limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $53,499, and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 0%.

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
RFS Partners
San Francisco, California

In planning and performing our audit of the financial statements of RFS Partners (the *"Company"*) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because of the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Philadelphia, Pennsylvania
February 24, 2006